Termination of Finsbury Pavement Limited named before as Sabanci Bank plc.

According to the decision taken on September 27, 2007 by the Board of Directors, Akbank's Executive Management has been authorized the right to terminate Finsbury Pavement Limited by transfering all its banking related assets and liabilities to the London branch of Akbank NV. Finsbury Pavement Limited -named before as Sabanci Bank plc. – is a subsidiary of Akbank established in London.

07026993

SUPPL

dlw 10/2

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

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